INVEST IN KIKRR

Get ready to take your belief in KIKrr to the next level because come January, we're launching a <u>Wefunder</u> campaign and we're inviting YOU to become a part of our journey, not just as users, but as stakeholders in the KIKrr revolution.

We've always believed in the power of community and now it's your chance to own a piece of the action. Investing in KIKrr isn't just about the numbers; it's about being a part of something extraordinary. Your investment isn't just a financial move; it's a vote of confidence in a team that thrives on pushing boundaries, challenging the norm, and making waves in the tech world.

We get it, investing can be like navigating uncharted territory, but we're not your average ship. We're the rebels, the risk-takers, and the dreamers who believe in turning "what if" into "hell yeah!" December was our biggest month ever. We signed on four new customers to the KIKrr marketplace and have a pipeline full of folks ready to spend 2024 dollars with us. It's not a matter of if KIKrr is going to turn into a juggernaut, it's just a question of when and we'll get there faster with your help!

So, mark your calendars, set your alarms, and get ready to dive into the Wefunder campaign. This is your chance to join the KIKrr movement, not just as spectators, but as partners in crime.

We'll be sending out communications regarding the campaign in the days before the launch, but if you're curious to learn more sooner, respond to this email and we'll set up a call for you to learn more.